UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

AZUL S.A.

Publicly-held Company

CNPJ/MF nº 09.305.994/0001-29

NIRE 35.300.361.130

NOTICE TO THE MARKET

Azul S.A. (“Azul” or “Company”) (B3: AZUL4, NYSE: AZUL), hereby informs to the Company’s shareholders and to the market that the Company’s Board of Directors approved in a meeting held on January 10, 2019, the re-election of the Company's current Board of Executive Officers for a new term of office of two (2) years.

The minutes of the meeting of the Board of Directors that approved the re-election of the Board of Executive Officers is filed at the Company’s headquarters and available on our Investor Relations website, (ri.voeazul.com.br), and also on the CVM website (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br) and the U.S. Securities and Exchange Commission – SEC website (www.sec.gov).

Azul S.A.

Alexandre Wagner Malfitani

Chief Financial Officer and Investor Relations Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 15, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer